Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’ 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

TRANSCRIPTION RE:

Xerox ACS

Prepared For:

Xerox

Transcribed by:

ExecuScribe, Inc.

1320 University Avenue

Rochester, N. Y. 14607

(585) 256-6220

Female Voice: Touching people’s lives every day, a story of innovation, service, and making a difference. Companies and governments around the world rely on the expertise of ACS. And our services touch people’s lives every day. People like Jane. On her way to work, ACS traffic cameras and speed enforcement programs make the roads she travels safer. As Jane breezes through the tool, ACS smoothes her commute by managing electronic toll transactions for fifty million travelers on a global scale every day. As Jane parks her car to wait for the city bus, she calls to track an important package for her supervisor. She speaks with an ACS agent who locates and confirms the shipments arrival. During a work break, Jane calls the company healthcare insurance hotline, speaking with an ACS expert who answers her questions about health plan benefits. ACS helps healthcare providers, payers, and employers improve the health of people around the world. During her day, Jane is able to review real time customer orders because ACS has equipped her with the technology to do her job quickly and efficiently. As Jane picks up her daughter at childcare after work, the ACS E-Childcare system logs time and attendance. As Jane stopped for groceries the ACS managed debit card makes child support funds available, simplifying her life. And as Jane packs her bags for a training conference in the morning, she checks her online travel reservation to confirm her departure time. ACS learning solutions enable professional development and ACS online booking tools to help improve customer satisfaction. Throughout the busy day ACS is there, in the home and on the highway, in the office and at the corner store, over the phone and on the web. The result, millions of people whose lives are a little better every day because one company is there. ACS. Expertise in action.

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Xerox:esi:jlh

dd: 09/28/09

dt: 09/28/09